Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this 6-K, as well as in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 18, 2019.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “Cellect”, “the Company” and “our Company” refer to Cellect Biotechnology Ltd. and its wholly-owned subsidiaries. References to “ordinary shares”, “ADSs”, “warrants” and “share capital” refer to the ordinary shares, ADSs, warrants and share capital, respectively, of Cellect.

We report financial information under International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value.

Unless otherwise indicated, U.S. dollar translations of NIS amounts presented herein are translated using the rate of NIS 3.566 to $1.00, the exchange rate reported by the Bank of Israel on June 30, 2019.

Forward-Looking Statements

The following discussion contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	our ability to continue as a going concern;

●	uncertainties of cash flows and inability to meet working capital needs;

●	our ability to consummate a strategic alternative that enhances shareholder value;

●	our ability to remain listed on the Nasdaq Capital Market;

●	our ability to obtain regulatory approvals;

●	our ability to obtain favorable pre-clinical and clinical trial results;

●	our technology may not be validated and our methods may not be accepted by the scientific community;

●	difficulties enrolling patients in our clinical trials;

●	the ability to timely source adequate supply of Fas ligand;

●	risks resulting from unforeseen side effects;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others;

●	competitive companies, technologies and our industry;

●	unforeseen scientific difficulties may develop with our technology; and

●	our ability to retain or attract key employees whose knowledge is essential to the development of our products.

More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 18, 2019, which is available on the SEC's website, www.sec.gov and in our periodic filings with the SEC.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this discussion are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Operating Results

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue within the next year at least. As of June 30, 2019, we had an accumulated deficit of NIS 90 million (approximately $25 million). Our financing activities are described below under “Finance Expense and Income.”

Operating Expenses

Our current operating expenses consist of two components – research and development expenses, and general and administrative expenses.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, subcontractor expenses, patent registration fees, materials, share-based payment and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,			Six months ended June 30,
	2016	2017	2018	2019 (Unaudited)	2019 (Unaudited
(in thousands)	NIS			NIS	USD*
Payroll	3,711	5,486	6,629	3,322	932
Subcontractors	1,578	1,504	1,788	680	191
Patent registration	409	256	647	192	54
R&D related purchases	1,676	1,574	2,386	1,502	421
Share-based payment	253	1,940	807	255	71
Other expenses	629	743	1,256	1,135	318
Total	8,256	11,503	13,513	7,086	1,987

*	USD presented as convenience translation using June 30, 2019 NIS/USD exchange rate of NIS 3.566.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, professional service fees, director fees, office expenses, taxes and fees, share based payment and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,			Six months ended June 30,
	2016	2017	2018	2019 (Unaudited)	2019 (Unaudited)
(in thousands)	NIS			NIS	USD*
Payroll	2,994	3,076	5,277	2,286	641
Professional services	2,074	3,745	3,785	1,406	394
Director fees	318	354	712	334	94
Share-based payment	1,299	3,444	3,730	278	78
Office and other expenses	1,283	2,311	2,230	760	213
Total	7,968	12,930	15,734	5,064	1,420

*	USD presented as convenience translation using June 30, 2019 NIS/USD exchange rate of NIS 3.566.

Comparison of the six-months ended June 30, 2019 to the six-months ended June 30, 2018

Results of Operations

	Six months ended June 30,		Six months ended June 30,
	2018	2019	2018	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands of NIS)		(In thousands of USD*)

Research and development expenses, net	5,348	7,086	1,500	1,987
General and administrative expenses	7,072	5,064	1,983	1,420
Operating loss	12,420	12,150	3,483	3,407
Finance (income), net	(2,856)	(6,231)	(801)	(1,747)
Total comprehensive loss	9,564	5,919	2,682	1,660
Loss attributable to holders of Ordinary Shares	0.074	0.029	0.02	0.008

*	USD presented as convenience translation using June 30, 2019 NIS/USD exchange rate of NIS 3.566.

Research and Development Expenses, net

Our research and development expenses for the six months ended June 30, 2019 amounted to NIS 7.1 million (approximately $1.9 million), representing an increase of NIS 1.8 million (approximately $0.4 million), or 34%, compared to NIS 5.3 million (approximately $1.5 million) for the six months ended June 30, 2018. The increase was primarily due to the production costs related to our planned U.S. clinical trial and costs related to a pre-clinical safety study as part of the preparation for the submission of an IND.

General and Administrative Expenses

Our general and administrative expenses totaled NIS 5.1 million (approximately $1.4 million) for the six months ended June 30, 2019, a decrease of NIS 2.1 million (approximately $0.6 million), or 30%, compared to NIS 7.1 million (approximately $2.0 million) for the six months ended June 30, 2018. The decrease resulted primarily from the reduction in the number of employees.

Operating Loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2019 was NIS 12.1 million (approximately $3.4 million), as compared to an operating loss of NIS 12.4 million (approximately $3.5 million) for the six months ended June 30, 2018, a decrease of NIS 0.3 million (approximately $0.1 million), or 2.5%.

Finance Expense and Income

Finance expense and income mainly consist of bank fees and other bank transactional costs, changes in the fair value of warrants that were issued to investors and exchange rate differences.

We recognized net financial income of NIS 6.2 million (approximately $1.7 million) for the six months ended June 30, 2019, compared to net financial income of NIS 2.9 million (approximately $0.8 million) for the six months ended June 30, 2018. The change is primarily due to the change in the fair value of the listed warrants granted in our U.S. initial public offering in 2016 and to the unregistered warrants granted in our registered direct offerings in 2018 and 2019.

Total Comprehensive Loss

As a result of the foregoing, our total comprehensive loss for the six months ended June 30, 2019 was NIS 5.9 million (approximately $1.7 million), as compared to NIS 9.6 million (approximately $2.7 million) for the six months ended June 30, 2018, a decrease of NIS 3.7 million (approximately $1.0 million), or 38%.

Liquidity and Capital Resources

Overview

As of June 30, 2019, we had NIS 27.2 million (approximately $7.6 million) in cash and cash equivalents.

The table below presents our cash flows:

	Six months ended June 30,		Six months ended June 30,
	2018	2019	2018	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands of NIS)		(In thousands of USD*)

Net cash used in operating activities	(11,255)	(13,121)	(3,156)	(3,680)

Net cash provided by (used in) investing activities	4,739	(120)	1,328	(34)

Net cash provided by financing activities	12,759	23,445	3,578	6,576

*	USD presented as convenience translation using June 30, 2019 NIS/USD exchange rate of NIS 3.566.

Operating Activities

Net cash used in operating activities was NIS 13.1 million (approximately $3.7 million) for the six months ended June 30, 2019, compared with net cash used in operating activities was NIS 11.3 million (approximately $3.1 million) for the six months ended June 30, 2018. The increase in such period is primarily due to increases in research and development expenses.

Investing Activities

Net cash used in investing activities was NIS 0.12 million (approximately $0.03 million) for the six months ended June 30, 2019 compared with net cash provided for investing activities was NIS 4.7 million (approximately $1.3 million) for the six months ended June 30, 2018. Net cash in six months ended June 30, 2019 reflect purchase of fixed assets. Net cash in the six months ended June 30, 2018 primarily reflects net proceeds from short term deposits and marketable securities.

Financing Activities

Net cash provided by financing activities in the six months ended June 30, 2019 consisted of NIS 23.4 million (approximately $6.6 million) of net proceeds, mainly from the issuance of ordinary shares represented by ADSs and warrants to purchase ADSs.

Net cash provided by financing activities in the six months ended June 30, 2018 consisted of NIS 12.8 million (approximately $3.5 million) of net proceeds, mainly from the issuance of ordinary shares represented by ADSs and warrants to purchase ADSs.

On January 31, 2018, we sold to certain institutional investors an aggregate of 484,848 ADSs in a registered direct offering at $8.25 per ADS resulting in gross proceeds of approximately $4.0 million. In addition, we issued to the investors unregistered warrants to purchase 266,667 ADSs in a private placement.

On February 12, 2019, in a follow-on underwritten public offering we sold an aggregate of 1,889,000 units, each consisting of (i) one ADS, and (ii) one warrant to purchase one ADS, at a public offering price of $1.50 per unit, and (b) 2,444,800 pre-funded units, each consisting of (i) one pre-funded warrant to purchase one ADS, and (ii) one warrant, at a public offering price of $1.49 per Ppre-funded unit. In connection with the offering, we granted the underwriters a 45-day option to purchase up to an additional 650,070 ADSs and/or 650,070 warrants to purchase up to an additional 650,070 ADSs. The underwriters partially exercised their over-allotment option to purchase an aggregate of 350,000 additional ADS and additional warrants to purchase 650,070 ADSs. Subsequently, of the pre-funded warrants issued, we issued 2,444,650 ADSs upon exercise of pre-funded warrants.

Current Outlook

We have financed our operations to date primarily through proceeds from issuance of our ordinary shares and ordinary shares represented by ADSs and warrants. We have incurred losses and generated negative cash flows from operations since July 2013. In addition, we have an accumulated deficit of NIS 90.0 million (approximately $25.2 million) as of June 30, 2019. We have not generated any revenue from the sale or licensing of our products and we do not expect to generate significant revenue within the next year at least.

In May 2019, we announced that we are exploring strategic alternatives focused on maximizing shareholder value. Potential strategic alternatives that may be evaluated include, but are not limited to, an acquisition, merger, business combination, in-licensing, or other strategic transaction involving the Company or its assets. Despite undertaking this process, we may not be successful in completing a transaction, and, even if a strategic transaction is completed, it ultimately may not deliver the anticipated benefits or enhance stockholder value.

To conserve cash and concentrate our resources on our essential research and development activities, in June 2019 we began implementing a cost reduction program that included a reduction of workforce by approximately 40%, salary reductions for remaining employees together with the grant to our Chairman, Chief Executive Officer and Chief Financial Officer and certain other employees of options to purchase an aggregate of 650,000 ADSs representing 13,000,000 ordinary shares at an exercise price of $0.776 per ADS.

While we evaluate strategic alternatives, we are continuing to advance our development program. We have expended and believe that we will continue to expend operating and capital expenditures as necessary for the foreseeable future developing our ApoGraft technology platform. These expenditures will include, but are not limited to, costs associated with research and development, manufacturing, conducting preclinical experiments and clinical trials, contracting manufacturing organizations, obtaining regulatory approvals, as well as commercializing any products approved for sale. Furthermore, we expect to incur additional costs associated with operating as a public company in the United States and in pursuing strategic alternatives. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our ApoGraft technology platform, In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we require substantial, additional funds through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

Our future capital requirements depend on many factors, including:

●	the number and characteristics of products we develop from our ApoGraft technology platform;

●	the scope, progress, results and costs of researching and developing our ApoGraft technology platform and any future products, and conducting preclinical and clinical trials;

●	the timing of, and the costs involved in, obtaining regulatory approvals;

●	the cost of commercialization activities if any products are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing any future product we successfully commercialize;

●	our ability to establish and maintain strategic partnerships, licensing, supply or other arrangements and the financial terms of such agreements;

●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

●	the costs of in-licensing further patents and technologies;

●	the cost of development of in-licensed technologies;

●	the timing, receipt and amount of sales of, or royalties on, any future products;

●	the expenses needed to attract and retain skilled personnel; and

●	any product liability or other lawsuits related to any future products.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities for our ApoGraft technology platform or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our ApoGraft technology platform, our ApoTainer collection kits or any future products. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our independent auditors, in their report on our audited financial statements for the year ended December 31, 2018 expressed substantial doubt about our ability to continue as a going concern and the interim financial statements for the period ended June 30, 2019 includes a note regarding the substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if we were unable to continue as a going concern.

Critical Accounting Policies and Estimate

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in Note 2 of our audited 2018 financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations.

Share-based payment transactions

From time to time, we grant to our employees and other service providers remuneration in the form of equity-settled share-based instruments, such as options to purchase ordinary shares. The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period in which the performance or service conditions are satisfied, and ending on the date on which the relevant employees become fully entitled to the award. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vested irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied. When we change the conditions of the award of equity-settled instruments, an additional expense is recognized beyond the original expense, calculated in respect of a change that increases the total fair value of the remuneration granted or benefits the other service provider according to the fair value on date of change. Cancellation of the award of equity-settled instruments is accounted for as having vested at the cancellation date and the expense not yet recognized in respect of the award is recognized immediately. However, if the cancelled grant is replaced by a new grant, and is intended as an alternate grant at the date awarded, the cancelled and new awards will both be accounted for as a change to the original award, as described above.

Option Valuations

The determination of the grant date fair value of options using an option pricing model (we utilize the Black-Scholes model) is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

●	Volatility. The expected share price volatility is based on the historical volatility in the trading price of our ordinary shares as well as comparable companies on the Nasdaq Capital Market and benchmarks of related companies.

●	Expected Term. The expected term of options granted is based upon the contractual life of the options and represents the period of time that options granted are expected to be outstanding.

●	Risk-Free Rate. The risk-free interest rate is based on the yield from U.S. Treasury bonds with a term equivalent to the contractual life of the options.

●	Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

Impairment of non-financial assets

We evaluate the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable.

If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, “Leases”. According to IFRS 16, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

According to IFRS 16:

●	Lessees are required to recognize an asset and a corresponding liability in the statement of financial position in respect of all leases (except in certain cases) similar to the accounting treatment of finance leases according to the existing IAS 17, “Leases”.

●	Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a corresponding right-of-use asset. Lessees will also recognize interest and depreciation expenses separately.

●	Variable lease payments that are not dependent on changes in the Consumer Price Index (“CPI”) or interest rates, but are based on performance or use (such as a percentage of revenues) are recognized as an expense by the lessees as incurred and recognized as income by the lessors as earned.

●	In the event of change in variable lease payments that are CPI-linked, lessees are required to remeasure the lease liability and the effect of the remeasurement is an adjustment to the carrying amount of the right-of-use asset.

●	IFRS 16 includes two exceptions according to which lessees are permitted to elect to apply a method similar to the current accounting treatment for operating leases. These exceptions are leases for which the underlying asset is of low value and leases with a term of up to one year.

●	The accounting treatment by lessors remains substantially unchanged, namely classification of a lease as a finance lease or an operating lease.

For leases existing at the date of transition, IFRS 16 permits lessees to use either a full retrospective approach, or a modified retrospective approach, with certain transition relief whereby restatement of comparative data is not required.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. We applied the modified retrospective approach upon the initial adoption of IFRS 16 by measuring the right-of-use asset at an amount equal to the lease liability, as measured on the transition date.

We recorded an asset and liability on January 1, 2019 in the amount of NIS 1.6 million at the date of recognition. The finance expenses in the six months ended in June 30, 2019 were NIS 0.07 million and depreciation expenses in the six months ended in June 30, 2019 were NIS 0.2 million. The right-of-use assets for June 30, 2019 were NIS 1.3 million and the lease liabilities for June 30, 2019 were NIS 0.5 million.

Financial Liabilities

Financial liabilities within the scope of IFRS 9 are initially measured at fair value. After initial recognition, other liabilities are measured according to their terms at amortized cost using the effective interest method, taking into account directly attributable transaction costs.

The warrants were classified as a financial liability at fair value measured by quoted price and are marked to market through profit or loss in accordance with IFRS 9, and after initial recognition, changes in fair value are recognized in profit or loss.

Issue of a Unit of Securities

The issue of a unit of securities involves the allocation of the proceeds received (before issuance expenses) to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

Trend Information

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are identified in the preceding subsections.

Off-Balance Sheet Arrangements

During the periods presented, we had no off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.